 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Miller, Kelly E. (Last) (First) (Middle) 3104 Logan Valley Road (Street) Traverse City, MI 49684 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Miller Exploration Company MEXP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/10/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/10/2002		P		1,800	A	$1.09277	153,297	D	(1)
								$5,871	I	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option	$8.80	2/9/1998		A	V	1,135			2/8/08	Common Stock	1,135	N/A	1,135	D	(3)
Stock Option	$8.00	2/9/1998		A	V	31,865			2/8/08	Common Stock	31,865	N/A	31,865	D	(3)
Stock Option	$.01	4/6/2001		A	V	10,000			1/1/10	Common Stock	10,000	N/A	10,000	D	(4)
Stock Option	$1.625	4/6/2001		A	V	9,000			10/30/10	Common Stock	9,000	N/A	9,000	D	(3)
Stock Option	$1.25	11/12/2001		A	V	8,500			11/11/11	Common Stock	8,500	N/A	8,500	D	(3)
Explanation of Responses:

(1) Of the 153,297 shares as held directly, 132,385 shares are held by the Kelly E. Miller Trust, of which Mr. Miller is the sole trustee and beneficiary, 8,402 shares are held by Miller and Miller, Inc., which is owned by the Kelly E. Miller Trust. Of the shares held by the Kelly E. Miller Trust, 17,728 shares were distributed to this Trust on November 1, 2002 from the Kelly E. Miller Retained Annuity Trust #1 as a result of the termination of that Trust upon expiration.
(2) Of the 5,871 shares reported as held indirectly, 1,030 shares are held by his minor children, 4,841 shares are part of the Miller Oil Corporation 401(k) Savings Plan held by Salomon Smith Barney.
(3) These options vest over a 5 year period.
(4) These options vest when certain stock price targets are met.

By: /s/ Deanna L. Cannon 12/12/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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